Mail Stop 3561

August 12, 2008

Via U.S. Mail and Facsimile

Guangfu Cui
Chief Executive Officer
eLong, Inc.
Block B, Xingke Plaza Building
10 Jiuxianqiao Middle Road
Chaoyang District
Beijing 100016, People's Republic of China

> RE: eLong, Inc.
> Form 20-F for the fiscal year ended December 31, 2007
>
> **File No. 000-50984**

Dear Mr. Cui:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2007

Quantitative and Qualitative Disclosures About Market Risk, page 43

1. We note from your disclosure that during the year ended December 31, 2007 you
    recorded RMB 65.8 million in foreign exchange losses due to the appreciation of
    the Renminbi against the United States dollar. Also, if the Renminbi continues to
    appreciate you will continue to record foreign exchange losses on United States
    dollar denominated assets, which you state that these losses are likely to be
    material. Considering the significance of your foreign exchange risk exposure, in
    future filings, please provide a sensitivity analysis to disclose the effects that a
    foreign exchange fluctuation between the Renminbi and the United States dollar
    may have on your future operations, financial position, and cash flows. Refer to
    the requirements outlined in Item 11(a)(1) of Form 20-F.

Consolidated Statement of Shareholders' Equity and Comprehensive Income, page F-4
Consolidated Statement of Cash Flows, page F-6

2. Reference is made to the caption in your statement of equity labeled "exercise of
    stock warrants, net of expense" in the amount of RMB 883,090,593 for the year
    ended December 31, 2005 and the caption in your statement of cash flows labeled
    "proceeds from warrants exercise, net of investment banking fee" in the amount
    of RMB 771,596,526 for the year ended December 31, 2005. In this regard,
    please reconcile the RMB 883,090,593 presented in your statement of equity for
    the year ended December 31, 2005 with the RMB 771,596,526 presented in your
    statement of cash flows for the year ended December 31, 2005. Also, please
    explain how you accounted for the difference between the aforementioned items,
    which is approximately RMB 111,494,067.

3. Reference is made to the caption in your statement of equity labeled "repurchase
    and cancellation of ordinary shares, net of expenses" in the amount of RMB
    (438,269,988)for the year ended December 31, 2005 and the caption in your
    statement of cash flows labeled "repurchase of ordinary shares" in the amount of
    RMB (393,651,851) for the year ended December 31, 2005. In this regard, please
    reconcile the aforementioned amounts and explain how you accounted for the
    difference, which is approximately RMB (44,618,137).

4. Reference is made to the share-based compensation cost of RMB 10,260,600 and
    RMB 7,220,551 presented in your statement of equity for the year ended
    December 31, 2006 and 2007, respectively. In this regard, please explain to us
    why the aforementioned share-based compensation costs reported in your
    statements of equity are not equal to the amounts presented as share-based
    compensation in your statement of cash flows for the years ended December 31,
    2006 and 2007, respectively.

Note 2(j) – Cash and Cash Equivalents, page F-11

5. As the amount of these assets have been material in each of the last two fiscal years and make up the majority of your total assets balance, please tell us and expand the notes to your financial statements to disclose in future filings the nature of the types of investments included in this account caption.

Note. 9 Accrued Expenses and Other Current Liabilities, page F-19

6. Based on the reference to Note 14 provided in Note 9 to your financial statements, we are unclear as to the nature and terms of the payables to former shareholders aggregating RMB 26,035,384 and RMB 24,354,638 at December 31, 2006 and 2007, respectively. Please tell us and revise the notes to your financial statements in future filings to explain the nature and terms of the transactions that resulted in these payables to former shareholders. Also, please tell us and disclose in future filings the expected payment terms for these payables to former shareholders. Furthermore, if the amounts disclosed in Note 9 relate to the amounts due to the former shareholders as discussed in the second paragraph of Note 19, Note 9 should be revised to refer to this footnote in future filings rather than to Note 14. Please advise or revise as appropriate.

Note. 14 Preferred Shares, page F-28

7. We note the disclosure indicating that "as of December 31, 2005, as a result of the adjustments made on March 31, 2006 to the warrant purchase price and the share repurchase price, the Company recorded RMB 766,909 due to Expedia Asia Pacific with a corresponding reduction to additional paid in capital and recorded RMB 383,454 due from certain of the Company's existing shareholders with a corresponding increase to additional paid in capital". Please explain the nature and terms of the adjustments made to the warrant purchase price and the share repurchase price on March 31, 2006. As part of your response, please explain why these adjustments were recognized as of December 31, 2005 if they occurred in March 2006 and explain why you believe the adjustments made to your financial statements as a result of the changes to the warrant purchase price and the share repurchase price are appropriate. Your response should explain in detail how the adjustments made to your financial statements were calculated or determined.

Note. 15 Ordinary shares, page F-29

8. The exercise price paid in connection with the exercise of 209,872 options and performance shares during 2007 of RMB 579,339 as disclosed in Note (15) does not agree to the amount reflected in the Company's changes of stockholders' equity for the period. In future filings, please reconcile and revise these disclosures.

Note 18. Segment Information, page F-31

9. In future filings, please revise to include a reconciliation of the total contribution of your segments for each period presented to the Company's consolidated income before taxes and discontinued operations. Refer to the disclosure requirements outlined in paragraph 32 of SFAS No.131.

****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Chris Chan, Chief Financial Officer
                    011+86+10+64386830